TENET FINTECH GROUP INC.

(Formerly Peak Fintech Group Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.), on a consolidated basis, for the three and nine-month periods ended September 30, 2021 (fiscal year 2021) and re-stated financial position and results of operations on September 30, 2020 (fiscal year 2020).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Tenet", the "Company", the "Corporation", "we", "us", "our" or similar terms refer to Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) on a consolidated basis. This MD&A is dated November 15, 2021, and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2020. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the Unaudited Consolidated Financial Statements for the three and nine-months ended September 30, 2021, and re-stated financial position and results of operations on September 30, 2020, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Unaudited Consolidated Financial Statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors as November 15, 2021.

Forward looking information

Certain statements contained in this MD&A may constitute forward-looking information, which can generally be identified as such because of the context of the statements including words such as believes, anticipates, expects, plans, estimates, or words of similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents the Company's expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Structure

The following chart summarizes the corporate structure of the Company.

Business Overview

Tenet (CSE: PKK) (OTCQB: PKKFF), is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Tenet's subsidiaries bring together lending financial institutions and businesses to create the "Business Hub", an ecosystem where analytics and artificial intelligence are used to facilitate transactions between its members.

Operating Highlights for the Quarter

A variety of business development initiatives, investments and partnerships in Q4 2020 and Q1 2021 led to a record-setting $30.6M revenue second quarter for Tenet and the Company's first ever quarterly profit. This recipe for success was followed by the Company in the third quarter of 2021 with a number of events and investments during the quarter that are expected to have significant impacts on the Company's financial performance going forward. Although Tenet generated almost $26M in the third quarter, without the benefit of a major event such as the 618 Shopping Festival that took place in Q2, the Company used the quarter as a springboard for future growth, much the same way events that took place in Q4 2020 and Q1 2021 combined to take the Company's revenue to new heights.

Financial capital being a key ingredient to any revenue growth recipe, the Company had originally set out an objective back in Q1 2021 to raise up to $15M through a short form prospectus public offering to help execute its short-term operational plan in China and possibly expand its services beyond China. Demand for the offering immediately began to grow and continued to grow until the proposed public offering eventually culminated in the closing of a total of $52.6M in capital during the third quarter. The additional capital resulting from the offering allowed the Company to make a number of important commitments and guaranteed that the Company would have the capital it needs to create at least two more Business Hubs, one in Canada and other in the US.

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Tenet believed that its partnership with China UnionPay ("UnionPay") subsidiary Rongbang Technology Ltd. ("Rongbang") was the most important partnership in the Company's history at the time of its signature. The partnership was signed in Q1 2021, but the impact of the integration of Tenet's Business Hub to the UnionPay network, allowing Tenet to add fund transfer, payment processing and transaction settlement services to its Business Hub offering, was really felt in the third quarter. Those services not only brought a new dimension to the Business Hub in terms of revenue potential but also attracted new clients from existing and new industrial sectors to the Business Hub. Participants in the steel industry showed particular interest in the new services. So much so that Tenet launched a new steel trading platform as part of the Business Hub during the quarter to cater to their specific needs, allowing them to acquire and sell products, find clients and suppliers, finance purchase orders, ship products, arrange for warehousing, settle payments and transfer funds. Tenet's strong debut on the UnionPay network led to the Company being invited by UnionPay executives to acquire a nominal minority stake in Rongbang. This is an investment that will allow for closer future collaboration between the Company, Rongbang and UnionPay, and one of those investments that Tenet expects to have a significant impact on its future financial performance.

As the Company's ecosystem continued to grow and evolve through the addition of new services and by appealing to new industries, Tenet felt it was no longer appropriate to refer to the ecosystem as just a "Lending" Hub. The Company therefore rebranded the ecosystem during the quarter as the "Business" Hub to better reflect the fact that it has become a hub for businesses to access services that go far beyond just gaining access to loans and credit.

No event that has taken place since Tenet became public 10 years ago is expected to have a greater impact on the Company than its agreement to acquire analytics and AI company Cubeler Inc. ("Cubeler"). Cubeler's technology is at the core of the Company's Business Hub and Tenet has been operating the Business Hub by means of a royalty agreement with Cubeler giving Tenet the exclusive rights to the technology for Mainland China. Cubeler retained the global rights to the technology, which meant that Tenet could not expand the Business Hub concept beyond China under the existing royalty agreement or without the prior approval of Cubeler. By acquiring Cubeler, Tenet will not only have complete ownership and control of the technology powering its Business Hub, but will also be able to freely expand its services beyond China to create a global network of Hubs where AI and analytics are used to connect members and automate transactions. As important as the Chinese market is to the Company, Tenet anticipates that over 50% of its revenue will be generated outside of China by 2024, which would not have been possible had the Company not reached an agreement to acquire Cubeler.

Whereas the acquisition of Cubeler will pave the way for the Company's expansion outside of China, its acquisition of the Heartbeat insurance product management and brokerage platform ("Heartbeat") is expected to play a pivotal role in helping it expand its services within China. The acquisition of Heartbeat not only gives Tenet access to the world's second largest insurance market, but the transaction could bring so much more than that to the Company when considering the role the platform can play within the Business Hub ecosystem. The property, casualty and liability insurance sub-sector, which Heartbeat caters to, is the fastest growing segment of the Chinese insurance industry and it permeates to a number of industrial sectors that are of strategic interest to the Company. The ability to bundle various insurance products to the Business Hub's existing offering already began to create new opportunities for Tenet in the automobile and steel industries, which the Company already serves, and is expected to allow it to enter and impact the Oil & Gas and Clean Tech industries by the end of 2021. By entering and servicing those new industries in addition to those already being served, Tenet will have a foothold into the consumer goods, the insurance, the oil & gas, the steel, and the clean technology industries, which combine to make up the foundation of a large part of all B2B economic activity in China.

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The last noteworthy event that occurred in the third quarter that is expected to set the Company up for success in the near and long term was the listing of its common shares on the Nasdaq Capital Market stock exchange (the "Nasdaq"). Although the Company's common shares were delisted less than a month after they began trading on the Nasdaq while the Company worked with the US Securities and Exchange Commission (the "SEC") to satisfy new guidance from the SEC related to the disclosure of risks of operating in China, the fact that the Company had met the Nasdaq's listing requirements sent a strong signal to investors and the capital markets in general. Tenet believes it has the potential to replicate its Business Hubs in several countries around the globe within the next two to five years, which, if successful, would see the Company's revenues reach a completely new level than what was forecasted during the quarter. To achieve that potential, the Company believes it will need to align itself with the right financial partners to access the capital required to implement and execute an aggressive global deployment plan. The listing of the Company's common shares on the Nasdaq during the quarter attracted several potential financial partners who would be capable of helping the Company achieve its objectives. Discussions between those potential financial suiters and Tenet were ongoing as of the date of the filing of this MD&A.

Business plan and outlook for remainder of 2021

Tenet does not expect to wait very long to start seeing some returns on the investments it made in the third quarter of 2021. In fact, many began to pay off almost immediately and are expected to dramatically impact the Company's forth quarter 2021 results. Other than the Singles' Day shopping event, which should boost the Company's revenue in Q4 much the same way the 618 Shopping Festival jolted its revenue in Q2, most of the expected revenue growth from Q3 to Q4 should come from the investments and events described above that took place during the third quarter.

Following its acquisition of Cubeler and as of the fourth quarter of 2021, Tenet began to make a distinction between its operations in China and the activities being conducted or to be conducted in Canada to prepare for the launch of the Company's Canadian operations. Tenet's Chinese operations in the last quarter of 2021 will focus on making inroads in the five industrial pillars (consumer goods, insurance, oil & gas, steel, and clean tech) that the Company has identified as being strategically important to the acceleration of the expansion of its services in China. Its activities in the insurance and oil & gas, and steel sectors have shown early promising results, both in terms of revenue generation potential and in terms of being vectors of service expansion. Looking to improve the quality of life of its citizens and do their part to fight global climate change, China's central government has pledged to dramatically reduce the country's carbon emissions and has set an ambitious goal of achieving carbon neutrality by the year 2060. What this means is a concerted country-wide commitment spearheaded by the government to heavily invest into clean technologies, which will create incredible opportunities in the clean tech sector in the coming years, and the reason why Tenet believes the sector to be important to the expansion of its services in the country. According to Goldman Sachs, Chinese investments in clean tech could reach USD16 trillion by 2060. Tenet spent several months studying the sector and has identified a number of opportunities where its Business Hub could play significant roles. The Company expects to make its entry into the clean tech space prior to the end of 2021. While most of the revenue growth in Q4 2021 should come from the aforementioned new industries, servicing the consumer goods supply chain is expected to continue to be the Company's revenue "bread and butter" for the balance of the year. Facilitating transactions between factories, wholesalers/distributors and retailers, and the number of such participants joining the Business Hub, should reach certain milestones during the fourth quarter of 2021 and continue to pace the Company's total revenues.

The balance of 2021 will see Tenet put gradually more emphasis on its upcoming Canadian operations as the Company gets closer and closer to officially launching its Canadian Business Hub. Several key positions remaining to be filled prior to the launch are expected to be filled, while one or more strategic alliances should be announced prior to the end of the year. With more emphasis on what's taking place in Canada, will also come a shift to more emphasis on the AI and analytics side of the Company. This will involve a complete rebranding of the "Tenet" brand, including a new logo and corporate website, as well as introducing new revenue streams related to the Company's AI and analytics services.

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On the capital markets front, the Company will look to have its securities listed on a senior stock exchange in Canada as soon as practicable and expects to have met the new guidance provided by the SEC to allow for its common shares to resume trading on the Nasdaq by the end of the quarter. This would enable the Company to resume the preparation of a short form base shelf prospectus in collaboration with an investment banking syndicate, headed by The Benchmark Company, to raise the capital the Company estimates would be required to establish its network of Business Hubs in various countries around the globe over the next few years.

Selected Quarterly and Re-stated Quarterly Information

	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	Three months	Three months	Nine months	Nine months
Revenues	$25,695,570	$15,116,369	$70,584,525	$26,329,268
Expenses before finance costs, tax, depreciation and amortization	$22,672,271	$15,443,931	$66,202,290	$26,681,443
EBITDA (1)	$3,023,299	($327,562)	$4,382,235	($352,175)
Expiration of deferred finance cost	$0	$0	$0	$353,377
Reversal of impairment loss	$0	$0	($193,717)	$0
Loss (Gain) on fair value variation	$171,432	($217,325)	$171,432	($217,325)
Preacquisition cost	$216,421	$0	$216,421	$0
Gain on bargain purchase	($1,910,597)	$0	($1,910,597)	$0
Adjusted EBITDA (2)	$1,500,554	($544,887)	$2,665,774	($216,123)
Finance costs, tax, depreciation and amortization	($1,497,013)	($640,850)	($2,949,580)	($1,960,839)
Net profit (loss)	$1,526,286	($968,412)	$1,432,655	($2,313,014)
Net (loss) profit attributable to:
Non-controlling interest	$169,752	$350,015	$861,311	$615,079
Owners of the parent	$1,356,534	($1,318,427)	$571,344	($2,928,093)
Basic and diluted loss per share	$0.017	($0.030)	$0.008	($0.074)

(1) EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

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EBITDA equals the results before finance cost, as defined in Note 16.4 of the Unaudited Consolidated Financial Statements for the three-month and nine-month ended September 30, 2021, income tax, depreciation of property and equipment and amortization of intangible assets and financing of initial costs.

(2) Adjusted EBITDA equals EBITDA as described above adjusted for reversal of impairment loss on intangible assets, loss on extinction of debt, loss on fair value variation and gain on bargain purchase for the period.

Reconciliation of EBITDA to net loss	Three-month periods ended		Nine-month periods ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Net profit (loss) for the period	$1,526,286	($968,412)	$1,432,655	($2,313,014)
Add:
Income tax	$857,260	($123,504)	$1,821,043	$501,404
Finance costs	$41,606	$280,584	$137,374	$800,934
Depreciation and amortization	$598,147	$236,762	$991,163	$658,501
EBITDA	$3,023,299	($327,562)	$4,382,235	($352,175)
Add (Less):
Reversal of impairment loss	$0	$0	($193,717)	$0
Loss (Gain) on fair value variation	$171,432	($217,325)	$171,432	($217,325)
Preacquisition cost	$216,421	$0	$216,421	$0
Gain on bargain purchase	($1,910,597)	$0	($1,910,597)	$0
Adjusted EBITDA	$1,500,554	($544,887)	$2,665,774	($569,500)

	September 30, 2021	September 30, 2020
Total assets	$130,742,165	$48,687,538
Total Liabilities	$29,162,351	$23,131,772
Long-term liabilities	$10,957,851	$440,120
Total Equity	$101,579,814	$25,555,766
Attributable to Non-controlling interests	$13,064,153	$11,322,405
Attributable to Owners of parent	$88,515,661	$14,233,361

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Results of Operations

Revenue for the three months ended September 30, 2021

The Company generated $25,695,570 in revenue during the three-month period ended September 30, 2021, compared to $15,116,369 for the same period in 2020. The year-over-year increase in revenue is consistent with the path of the increasing demand for the Company's services observed over the past three years, particularly the demand for the Company's supply-chain services, where the Company provides an all-encompassing service offering that includes product sourcing, financing and logistics to the consumer goods supply chain. Those services once again led all segments, accounting for over 90% of Tenet's revenue during the third quarter of 2021.

Non-supply-chain-related services, including turn-key loan management services provided by the Company's ASCS subsidiary, the Company's new insurance brokerage services provided by its ASSI subsidiary and loans made by the Company's ASFC financial services subsidiary, combined to generate $1,971,810 in revenue, representing about 7.6% of Tenet's revenue during the quarter.

Revenue for the nine months ended September 30, 2021

On a cumulative basis, the Company generated $70,584,525 in revenue during the first nine months of 2021, compared to $26,329,268 for the same period in 2020. The revenue growth continues to be paced by demand for the Company's consumer goods related supply chain financing and logistics services, which contributed $64,899,009 to total revenue in the first nine months of 2021 compared to $21,028,710 for the same period in 2020.

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

	September 30, 2021 (3 months)	September 30, 2020 (3 months) Re-stated	September 30,2021 (9 months)	September 30, 2020 (9 months) Re-stated
Cost of service	$21,120,835	$13,385,347	$60,910,889	$20,912,490
Salaries and fringe benefits	$1,375,954	$386,676	$2,792,424	$1,099,606
Service fees	$161,859	$208,741	$468,497	$479,205
Royalty	$32,524	$47,469	$107,202	$104,370
Board remuneration	$278,191	$29,062	$549,020	$51,405
Consulting fees	$118,310	$1,181,765	$300,052	$2,034,766
Management fees	$11,670	$15,729	$38,844	$55,261
Professional fees	$417,868	$154,345	$1,330,750	$340,879
Administrative and indirect costs	$0	($16,246)	$0	$221,582
Public relations and press releases	$421,775	$88,207	$678,256	$140,112
Office supplies, software and utilities	($1,517)	$26,777	$86,968	$129,088

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Lease expenses	$11,510	$11,570	$34,327	$34,673
Insurance	$35,637	$10,112	$77,809	$31,890
Finance costs	$41,606	$280,584	$137,374	$800,934
Preacquisition cost	$216,421	$0	$216,421	$0
Expected credit loss (gain)	($44,286)	$451	($35,040)	$588,748
Travel and entertainment	$77,510	$55,943	$155,176	$138,200
Stock exchange and transfer agent costs	$165,154	$65,857	$318,523	$101,973
Translation & Other	$16,150	$6,676	$137,035	$20,618
Reversal of impairment loss	$0	$0	($193,717)	$0
Depreciation of property and equipment	$22,545	$21,495	$65,847	$64,649
Gain on bargain purchase	($1,910,597)	$0	($1,910,597)	$0
Amortization of intangible assets and financing cost	$462,831	$67,616	$685,263	$231,896
Expiration of deferred finance cost	$0	$0	$0	$353,377
Amortization of financing initial costs	$6,799	$10,441	$20,175	$11,137
(Gain) loss on change of fair value contingent payable	$171,432	($217,325)	$171,432	($217,325)
Depreciation of right-of use-assets	$105,972	$137,209	$219,878	$350,819
Loss (gain) on foreign exchange	($4,129)	$2,776	($31,981)	$60,526

Expenses for the three months ended September 30, 2021

Cost of service expenses related to the Company's supply chain financing bundle amounted to $21,120,835 in the third quarter of 2021 (compared to $13,385,347 in the third quarter of 2020). The ratio of those expenses to the revenue generated from the supply chain financing service bundle was reduced by 9.9% from Q3-2020 to Q3-2021, continuing the trend first observed in Q2 2021.

Salaries and fringe benefits amounted to $1,375,954 for the three-month period ended September 30, 2021, $386,676 for the same period in 2020). Except for the Company's CEO, CFO, Director of Marketing and Communication and the administrative employees at its head office, all salaries are paid out to employees working for the Company's subsidiaries in China. The increase in salary expenses for the period is attributable to base salary adjustments for key employees in the fourth quarter of 2020, increases in annual bonus provisions, the hiring of new employees in the quarter and the creation of new subsidiaries in China. Share-based remuneration, which is included within this caption, amounted to $483,800 in the third quarter of 2021 compared to $64,855 in the same period of 2020. The increase can be mostly attributed to the fair market value of stock options calculated with the Black-Scholes model that is directly correlated with the market price of the Company's common shares. In October 2020 and July 2021, stock options were issued at a time when the market price of the Company's common shares was historically higher than at the time of previous stock option issuance made by the Company.

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Service fees related to consulting and business development services provided to the Company's subsidiaries by third-party companies amounted to $161,859 for the three-month period ended September 30, 2021, compared to $208,741 for the corresponding period of 2020.

Royalty expenses of $32,524 for the third quarter of 2021 compared to $47,649 for the same period in 2020, relates to royalty on software payable to Canadian software company Cubeler Inc., a related company. The royalty expenses are calculated on revenue primarily generated by the sale of credit-related reports by the Company.

Board remuneration refers to share-based and attendance fee remuneration received by members of the Company's board of directors and amounted to $278,191 in the third quarter of 2021 compared to $29,062 for the same period in 2020. Within that caption, share-based expenses amounted to $236,941 in the third quarter of 2021 (compared to $29,062 in Q3-20). The increase is attributed to the nomination of two new board members, to whom stock options were granted in the third quarter of 2020 and first quarter of 2021, and to increases in the Company's market share price, which effectively increased the fair value of the expense related to the granting of the stock options by the Company.

Consulting fees totalling $118,310 incurred during the three-month period ended September 30, 2021 ($1,181,765 for the same period in 2020), mainly relate to corporate strategic financing consulting fees. The reduction in expense between 2021 and 2020 is attributed to special strategic market awareness efforts made by the Company in 2020, which were paid for mostly through the issuance of Company shares. Share-based remuneration expenses related to consultants amounted to $96,358 in the third quarter of 2021 compared to $14,836 for the same period of fiscal 2020. The increase in share base consulting remuneration in 2021 is explained by the hiring of a US-based investor relations firm in late March 2021 in anticipation of the Company listing on the NASDAQ stock exchange.

Professional fees such as audit fees and legal fees totalled $417,868 in the third quarter of fiscal 2021 (compared to $154,345 for the same period in 2020). The increase is mainly due to additional legal fees incurred in Canada relating to listing upgrades in Canada and USA, increases in audit fees following the growth of the Company, fees related to professional advice and evaluation services regarding contemplated acquisitions and expenses related to human resource consulting for hiring new resources.

Public relations and press releases expenses amounted to $421,775 in the third quarter of 2021 compared to $88,207 in the same period of 2020. The increase is mainly due to a new agreement with an investor relations firm for the US market and other initiatives to increase the Company's presence in Canada and in the US financial market.

Stock exchange and transfer agent expenses were $165,154 for the third quarter of 2021 compared to $65,857 in the same period of 2020. The increase is mainly due to costs related to the Company's initiative for listing on a US stock exchange and associated costs.

Finance costs amounted to $41,606 for the three-month period ended September 30, 2021, compared to $280,584 for the same period in 2020. The decrease in interest and accretion expense is mainly explained by the outstanding debenture expenses in 2020 which amounted to $219,105 in the third quarter of 2020 compared to $Nil for the same period in 2021.

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Preacquisition cost of $216,421 for the three-month period ended September 30, 2021 (nil for the same period in fiscal 2020) represents the accumulated expenses in Wechain Technology Service Co. assumed by the Company between the time that certain assets were transferred to Wechain and the effective date of the acquisition of Wechain by the Company during the third quarter of 2021.

Expected credit loss (gain) of $(44,286) for the three-month period ended September 30, 2021 ($451 for the same period in fiscal 2020) relates to the variation in allowance for credit loss provision on ASFC's loan balance for the period as described in Note 5 of the Company's Unaudited Consolidated Financial Statements for the three and nine-month periods ended September 30, 2021. The reversal of expense is attributed to the strategic change in loan portfolio from auto loans to real estate and guaranteed commercial credit loans during the last 12 months. Real estate and commercial credit loans require a lower ECL provision as they have a lower risk profile.

Travel and entertainment expenses amounted to $77,510 in the third period of fiscal 2021 compared to $55,943 for the same period in 2020. These expenses are mainly attributed to travel expenses incurred by the Company's Chinese management related to business development initiatives and operations in China. It is to be noted that the Covid-19 pandemic situation has prevented members of the Company's Canadian management team to travel to China as they would normally be expected to do throughout the year.

Amortization of intangible assets amounted to $462,831 for the three-month period ended September 30, 2021, compared to $67,616 for the same period in 2020. This increase is due to the amortization of the continuous capitalized cost on platform improvements or acquisition of assets in China (Business Hub, Gold River, Heartbeat and others)

Gain on bargain purchase of $1,910,597 for the three-month period compared to $nil for the same period in 2020 represents the difference between the discounted value of the intangible assets acquired, on the date that the assets of Huayan Kuntai Technology Ltd. ("Huayan") were transferred to Huike Internet Technology Ltd. ("Huike"), and the contingent consideration payable, less the preacquisition costs assumed by the Company.

Change in fair value of contingent consideration payable expense of $171,432 for the three-month period ending September 30, 2021, represents the difference between the fair value of the conditional compensation payable for the transfer of assets from Huayan to Huike compared to the previously recognized amount as at the transfer date of September 1, 2021. For the comparable period of 2020, the gain recorded for the change in fair value of contingent consideration payable follows the same comparison in value regarding the Company's acquisition of the assets of Wenyi Financial Services Ltd. ("Wenyi") back in 2019.

The Company reported, in other comprehensive income, a currency translation adjustment gain of $1,003,357 for the three-month ended September 30, 2021 (compared to a gain of $472,282 for the same period in 2020) reflecting the appreciation of the Chinese renminbi against the Canadian Dollar during the period. This adjustment represents a theoretical gain that would only be realized in the event of a material transaction involving the underlying assets to which the gain is attributed, in this case, if the Company's subsidiaries were sold or otherwise disposed of.

Expenses for the Nine-Month Period Ended September 30, 2021

Cost of service expenses related to the Company's supply chain financing bundle amounted to $60,910,889 for the first nine months of 2021 (compared to $20,912,490 for the same period in 2020)

Salaries and fringe benefits amounted to $2,792,424 for the nine-month period ended September 30, 2021 ($1,099,606 for the same period in 2020). Share-based remuneration which is included within this caption, amounted to $863,601 in the nine months of 2021 compared to $143,124 for the same period in 2020.

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Service fees related to consulting and business development services provided to the Company's subsidiaries by third-party companies amounted to $468,497 for the nine-month period ended September 30, 2021, compared to $479,205 for the corresponding period of 2020.

Royalty expenses of $107,202 for the first nine months of 2021 (compared to $104,370) relate to royalty on software payable to Canadian software company Cubeler Inc., a related company.

Board remuneration refers and is limited to share-based remuneration received by members of the Company's board of directors and amounted to $549,020 in the first three quarters of 2021 compared to $51,405 for the same period in 2020. Within that caption, share-based expenses amounted to $457,298 in the first nine months of fiscal 2021 ($51,404 in first nine months in 2020).

Consulting fees totalling $300,052 incurred during the nine-month period ended September 30, 2021 ($2,034,766 for the same period in 2020), mainly relate to corporate strategic financing consulting fees. Share-based remuneration received by consultants and advisors amounted to $236,107 in the first three quarters of 2021 compared to $48,125 for the same period of fiscal 2020.

Professional fees such as audit fees and legal fees totalled $1,330,750 in the first three quarters of fiscal 2021 (compared to $340,879 for the same period in 2020).

Public relations and press releases expenses amounted to $678,256 for the first three quarters of 2021 compared to $140,112 in the same period of 2020.

Stock exchange and transfer agent expenses were $318,523 for the first three quarters of 2021 compared to $101,973 in the same period of 2020.

Administrative and indirect expenses were nil in the first three quarters of fiscal 2021 (compared to $221,582 for the same period of 2020). Those expenses relate to administrative support expenses and other indirect costs incurred by the Company's ASFC subsidiary in China. ASFC incurred nonrecurring support expense in the first half of 2020.

Depreciation of right-of use assets of $219,878 in the first nine months of fiscal 2021 (compared to $350,819 for the same period of fiscal 2020) follows the adoption of IFRS 16 on January 1, 2020, and relates to the depreciation of right-of-use assets associated with new office lease agreements of the Company's operating subsidiaries in China.

Finance costs amounted to $137,374 for the nine-month period ended September 30, 2021, compared to $800,934 for the same period in 2020. The decrease in interest and accretion expense is mainly explained by the outstanding debenture expenses in 2020 which amounted to $639,158 in the first nine months of 2020 compared to $219,105 for the same period in 2021.

Preacquisition cost amounted to $216,421 for the nine-month period ended September 30, 2021, while there were no such costs in the same period of fiscal 2020, represent the preacquisition cost assume by the Company of the Wechain acquisition

Expected credit gain of $35,040 for the nine-month period ended September 30, 2021 ($588,748 credit loss for the same period in fiscal 2020) relates to the allowance for a credit loss provision on ASFC's loan balance for the period as described in Note 5 of the Company's Condensed Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2021.

Travel and entertainment expenses amounted to $155,176 for the nine-month period ended September 30, 2021, compared to $138,200 for the same period in 2020.

Amortization of intangible assets amounted to $685,263 for the nine-month period ended September 30, 2021, compared to $231,896 for the same period in 2020.

The Company accounted for a one-time loss on expiration of deferred financing cost of nil in the first nine-month periods of fiscal 2021 ($353,377 in the corresponding period of 2020) following the decision of the Company not to pursue the share subscription facility agreement signed on June 14, 2017, which has expired on June 14, 2021. The amount of the deferred financing cost of $353,377 in 2020 represents the residual value of the warrants issued at signing less the amortization of previously issued shares during the facility agreement.

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Gain on bargain purchase was $1,910,597 for the nine-month period ended September 30, 2021 compared to $nil for the same period in 2020.

Change in fair value of contingent consideration payable expense amounted to $171,432 for the nine-month period ending September 30, 2021. For the comparable period of 2020, the gain recorded for the change in fair value of contingent consideration payable follows the same comparison in value regarding the Wenyi acquisition.

The Company reported, in other comprehensive income, a currency translation adjustment gain of $782,277 for the nine-month ended September 30, 2021 (compared to a gain of $926,733 for the same period in 2019) reflecting the variation of the Chinese renminbi against the Canadian dollar during the period.

Net Results.

The Company had a net gain of $1,526,286 in the third quarter of fiscal 2021 compared to a net loss of $968,412 in the corresponding period of 2020. For the nine-month period ending September 30, 2021, the Company had a net gain of $1,432,655 compared to a net loss of $2,313,015 for the corresponding period of 2020.

Summary of Quarterly Results

	September 30, 2021	September 30, 2020 (restated)	June 30, 2021	June 30, 2020
	Three months	Three months	Three months	Three months
Revenues	$25,695,570	$15,116,369	$30,649,179	$7,263,504
Expenses (1)	$24,169,284	$16,084,781	$30,353,108	$7,802,407
Net profit (Loss)	$1,526,286	($968,412)	$296,071	($538,903)
Net profit (loss) attributable to:
Non-controlling interest	$169,752	$350,015	$315,631	$177,983
Owners of the parent	$1,356,534	($1,318,427)	($19,560)	($716,887)
Earnings per Share (2)	$0.017	($0.040)	$0.000	($0.020)

	March 31, 2021	March 31, 2020	December 31, 2020	December 31, 2019
	Three months	Three months	Three months	Three months
Revenues	$14,239,776	$3,949,395	$16,368,779	$4,357,467
Expenses (1)	$14,629,478	$4,755,090	$19,569,280	$5,457,894
Net profit (Loss)	($389,702)	($805,695)	($3,200,501)	($1,100,428)
Net profit (loss) attributable to:
Non-controlling interest	$375,928	$87,081	$487,831	$390,039
Owners of the parent	($765,630)	($892,776)	($3,668,332)	($1,490,466)
Earnings per Share (2)	($0.012)	($0.020)	($0.020)	($0.040)

Note (1): Including income tax expenses

Note (2): Earnings per share is calculated using the net loss and the weighted average number of outstanding shares.

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Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use financing means to help meet its financial obligations. As of November 15, 2021, the cash available to operate the Company, including cash at ASFC for loan purposes, amounted to approximately $24,970,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual regular profits for the Company. This is expected to eventually allow the Company to meet its working capital needs. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the opinion of management, the Company's current cash position and its access to additional capital, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

Financing activities before share consolidation of 1 for 2

On July 27, 2021, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 2 pre-consolidation shares.

During the six-month period ended June 30, 2021, $25,000 of secured debentures with a conversion price of $0.50 per share were converted into common shares of the Company. The Company therefore issued 50,000 common shares to the debenture holders.

From January 1, 2021, to July 27, 2021, the Company issued 33,351 common shares to settle $50,850 of debt related to services received by the Company.

From January 1, 2021, to July 27, 2021, the Company issued 14,383,464 common shares for total proceeds of $6,100,344 upon the exercise of share purchase warrants.

From January 1, 2021, to July 27, 2021, the Company issued 1,215,000 common shares for total proceeds of $975,000 upon the exercise of share purchase options.

On April 8, 2021, the Company issued the final tranche of 1,022,337 common shares for a total consideration of $403,610 in relation to a business combination.

On July 7, 2021, the Company closed a short-form prospectus financing for gross proceeds of $52,600,000 (Net proceeds of $48,918,000 before related expenses). The Company issue 26,300,000 common shares at a price of $2.00 and 13,149,999 share purchase warrants. The Company also issued 1,841,000 share purchase warrants to agents who helped close the financing. Each warrant entitles the holder to purchase one common share of the Company at a price of $3.50 each for a period of 24 months from the date of issuance.

Financing activities after share consolidation of 1 for 2

On July 27, 2021, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 2 pre-consolidation shares.

From July 28, 2021, to November 15, 2021, the Company issued 2,403,506 common shares upon exercise of warrants.

Capital Stock

The Company's capital stock as of September 30, 2021, was $89,258,655 compared to $39,131,010 as of December 31, 2020. The variation is explained by the common shares issued in connection with, the fair market value of shares issued in lieu of cash payments totalling $67,800, fair market value of warrants exercised of $12,310,172, the final tranche of a business acquisition for $403,610, the fair market value of conversion of debentures for $27,483 , the fair market value of the exercise of options for $1,890,443 and the fair market value of value of shares from the prospectus of 41,922,422 less issuance cost of 6,494,305..

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Common Shares

As of November 15, 2021, the Company had 94,695,013 common shares outstanding after a 2 for 1 consolidation of shares on July 27, 2021. The following table summarizes the changes in shares outstanding from January 1, 2011, until November 15, 2021.

Balance outstanding as of June 30, 2021		66,805,170
Date	Description	Number	Cumulative
July 2021	Exercise of options	525,000	67,330,170
July 2021	Exercise of warrants	34,000	67,364,170
July 2021	Prospectus	13,149,999	80,514,170
August 2021	Exercise of warrants	969,645	81,483,815
September 2021	Exercise of warrants	1,111,361	82,595,176
October 2021	Business acquisition	11,733,012	94,328,188
October 2021	Exercise of warrants	322,500	94,650,688
October 2021	Share for debt	2,825	94,653,513
November 2021	Exercise of warrants	41,500	94,695,013

Share Purchase Options

As of November 15, 2021, the Company had 4,689,250 common share purchase options outstanding. The following table summarizes the options outstanding as of November 15, 2021.

Balance outstanding as of June 30, 2021			4,359,250
Date of grant	Optionee	Number	Exercise Price	Expiry
July 2021	Director	610,000	$4.10	7-Jul-26
July 2021	Employee	40,000	$4.10	7-Jul-26
July 2021	Officer	175,000	$4.10	7-Jul-26
July 2021	Exercised	(525,000)	$1.70	N/A
August 2021	Employee	5,000	$8.00	10-Aug-26
October 2021	Consultant	25,000	$11.50	28-Oct-26
	Total outstanding	4,689,250

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Share Purchase Warrants

As of November 15, 2021, the Company had 19,817,504 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding as of November 15, 2021:

Balance outstanding as of June 30, 2021			7,565,018
Date	Description	Number	Exercise Price	Expiry
July 2021	Exercise of warrants	(30,000)	$0.50	N/A
July 2021	Exercise of warrants	(4,000)	$1.00	N/A
July 2021	Issuance of warrants (1)	13,149,999	$3.50	July 2022
July 2021	Issuance of warrants	1,841,000	$7.00	July 2022
August 2021	Exercise of warrants	(193,720)	$0.50	N/A
August 2021	Exercise of warrants	(250,000)	$1.50	N/A
August 2021	Exercise of warrants	(500)	$2.00	N/A
August 2021	Exercise of warrants (1)	(215,850)	$7.00	N/A
September 2021	Exercise of warrants	(449,780)	$0.50	N/A
September 2021	Exercise of warrants	(200,000)	$0.80	N/A
September 2021	Exercise of warrants	(310,000)	$1.60	N/A
September 2021	Exercise of warrants (1)	(151,581)	$7.00	N/A
October 2021	Exercise of warrants	(137,500)	$0.50	N/A
October 2021	Exercise of warrants	(125,000)	$1.50	N/A
October 2021	Exercise of warrants	(60,000)	$1.60	N/A
November 2021	Exercised	(41,500)	$0.50	N/A
	Total outstanding	19,817,504

(1) For this issuance and exercise, two warrants need to be exercised to get one common share

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 20 of the Company's Unaudited Consolidated Financial Statements for the nine-month period ending September 30, 2021, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Debentures

As of November 15, 2021, the Company has no debentures outstanding.

Escrowed shares

As of November 15, 2021, the Company had no escrowed shares.

Related Party Transactions

Salaries paid to officers and directors amounted to $197,232 in the third quarter of 2021 compared to $93,677 for the same period in fiscal 2020. During the first three quarters of 2021, salaries paid to officers and directors amounted to $533,546 compared to $311,880 for the same period in 2020.

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During the three-month period ended September 30, 2021, share-based payments associated with salaries, board members and management fees amounted to $747,880 compared to $94,311 for the same period of 2020. The share-based remuneration for the nine-month period ended September 30, 2021, amounted to $1,391,300 compared to $203,866 for the same period in 2020.

During the period ended September 30, 2021, the Company did not incur any management fees as remuneration to a company held by a director (three-month period ended September 30, 2020: $Nil). The management fees for the nine-month period ended September 30, 2021, amount to $Nil (nine-month period ended September 30, 2020: $5,775).

During the three-month period ended September 30, 2021, the Company incurred interest expense on debentures from officers of $Nil (three-month period ended June 30, 2020: $200). For the nine- month period ended September 30, 2021, interest expense on debentures from officers amounted to $Nil (nine-month period ended September 30, 2020: $600).

During the three-month and nine-month period ended September 30, 2021, the Company incurred $32,524 and $107,202 respectively of royalty expense for the usage of the Cubeler software, compared to $47,469 and $104,370 respectively for the same period in 2020.

At September 30, 2021, the advance made by a senior officer to a subsidiary, with no interest payable, was the senior officer and at the end of the second quarter of 2021 the balance remaining totalled was $Nil. ($308,480 at the end of September 30, 2020).

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Accounting policies

The principal IFRS accounting policies set out in Notes 3 and 4 to the Consolidated Financial Statements have been consistently applied to all periods presented in such financial statements.

Legal proceedings

As of November 15, 2021, there were no legal proceedings against the Company.

Financial Instruments

The Company has classified its financial instruments as described in the note 4.10 of the audited Consolidated Financial Statements for the period ending December 31, 2020. The Company is exposed to various risks as described in the note 19.3 of the audited Consolidated Financial Statements as of December 31, 2020.

Governance

In order to better equip the Company with the right tools to meet the challenges of the continued growth of its business and to properly pursue its strategic plan, the Company began revamping its corporate governance practices in the fourth quarter of 2020 to bring them to, and maintain them from that point forward to high standards.

RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Filing Statement dated January 6, 2011, available on SEDAR at www.sedar.com. Other risks include:

Liquidity Risk

The Company does not have a long history of operations, is in the early stage of development and has just begun to generate operational revenue through its subsidiaries. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personal, financial and other resources and the lack of revenue. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

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Additional Financing

The Company may require additional financing in order to repay its creditors or other debts, make further acquisitions, investments or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend upon prevailing capital market conditions, and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on satisfactory terms. If additional financing is raised by the issuance of shares from the treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Patents

As of the date of this MD&A, the Company had no patents granted or pending. It should be noted, however, that being granted patent protection on its technology is not a prerequisite to the commercialization of the Company's product offerings, and should have no material impact on the

Company's short-term performance.

Foreign Jurisdiction Risks

The Company has made significant investments in the pursuit of business opportunities in China, which exposes it to different considerations and other risks not typically associated with companies in Canada.

COVID-19

The World Health Organization declared the COVID-19 outbreak as a global pandemic in March 2020. Since that time, businesses all over the world from a wide swath of industries have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months thanks to a global decline in the proliferation of the virus, which has allowed many businesses, including the Company, to slowly resume their operations, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business.

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

November 15, 2021

(s) Jean Landreville	(s) Johnson Joseph

Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

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